EXHIBIT 99.1

                        Harvard Management Company, Inc.
                               600 Atlantic Avenue
                        Boston, Massachusetts 02210-2203

                                 March 15, 2004


Independent Directors of The Korea Fund, Inc.
        Robert J. Callander
        Kenneth C. Froewiss
        William H. Luers
        Ronaldo A. da Frota Nogueira
        Susan Kaufman Purcell
        Kesup Yun
c/o The Korea Fund, Inc.
Deutche Investment Management Americas Inc.
345 Park Avenue
New York, New York 10154

Dear Independent Directors of The Korea Fund, Inc.:

We recently received a letter from Mr. Richard Hale that he also released publicly as a communication from the Board. As the Senior Portfolio Manager for all International Equities, I am well versed in the issues surrounding our investment in The Korea Fund, Inc. and I would like to offer this response regarding Mr. Hale's letter. First, however, let me explain why we address this letter to the independent Directors of the Fund.

Although we are certain the independent directors take their fiduciary duty seriously, we do not consider Mr. Hale an unbiased party. As a board member of over 200 Deutsche funds and an executive of Deutsche Bank, his allegiance is most certainly with the investment manager. It is not just the actions of management in this fund that make us cautious, but also treatment of shareholders in other Deutsche Bank closed-end funds. For example, Mr. Hale is the President and CEO of the Central Europe and Russia Fund (CEE). Since you are not directors of CEE you may not be aware of a recent development regarding that fund.

As directors of a closed-end fund, I expect you agree with the common principle that subscription rights for new shares should not be issued when the fund is trading at a discount; it is dilutive and unfair. Yet, CEE announced a rights issue on February 13 while fund shares traded at an approximate discount of 10%. The rights offering issues new shares at a further 10 percent discount to the price of CEE during a pricing period. Not surprisingly, this extraordinary abuse of shareholders caused CEE to widen from 10% to 16% discount in one week! If the rights offering priced today it would be at a 25% discount to NAV.

This rights issue is astounding. When Credit Suisse Asset Management Ltd acted similarly with regard to the Brazilian Equity Fund, shareholders sued their Board, as well as their management and fund. While investors have been weighing in on CEE with their feet - willing to leave the Fund at 90 cents on the dollar just to get out - Deutsche Bank recommended and convinced the Board that a coercive rights issue that dilutes shareholders would be in shareholders' best interests. It may be in the best interest of a manager capturing more fees; it cannot possibly be in the best interest of a shareholder.

With this background to explain our skepticism, I would like to address Mr. Hale's letter. Mr. Hale digresses from the real issue with irrelevant references to shareholder differences and our appearances before boards; the issue is whether the actions taken are sufficient to address the Fund's discount price to NAV. They are not. At the Board's invitation, we have offered suggestions and options to the Board regarding the appropriate structure of the Fund in light of this serious and persistent discount.

Maybe there was a misunderstanding, but I am assured by all who were present from Harvard at the December 16 meeting that no request was made for the Fund to "mirror" an index. As you will see, there is no rational reason for us to make such a request. The Fund already has very few


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distinguishing   characteristics   from  the  index  we  benchmark   our  Korean
investments against: the MSCI index.

In fact, if the Fund were able to demonstrate an ability to outperform a benchmark, we would be delighted. Unfortunately, this is not the case. Although Mr. Hale asserts repeatedly in his letter that the Fund has achieved superior investment performance and infers that the manager makes many successful bets against the index, the statistics simply do not support this.

Mr. Hale measures the Fund against the KOSPI index. The KOSPI, however, is what we call a "slow rabbit." The MSCI Korea index is not just Harvard's benchmark; we believe it is the most widely used measurement among institutional investors. The alternative is the IFC index. The following table compares our calculation of Fund performance (assuming distributions reinvested) to several indices during the three-year period ended 12/31/03:

                                       KF NAV       KOSPI         KF vs. KOSPI
         Annualized 3 yr return:       29.3%        20.6%         KF 8.7% better

                                       KF NAV       MSCI          KF vs. MSCI
         Annualized 3 yr return:       29.3%        29.4%         KF .1% worse

                                       KF NAV       IFC           KF vs. IFC
         Annualized 3 yr return:       29.3%        31.5%         KF 2.2% worse

The Fund appears to have outstanding returns only based on one index. Against the more widely used MSCI and IFC indices, the fund has trailed slightly in performance, but not been extraordinarily different.

Mr. Hale claims the Fund makes significant bets relative to the index, both in terms of security selection and capitalization. If this were true, the Fund would have exhibited little correlation with the indices returns. Again, the statistics do not support the assertion. During the same three-year period we estimate the correlation of Fund NAV returns to index returns as follows:

                           KOPSI            MSCI
Fund Correlation with:     97.9%            99.1%

We conclude that the Fund already offers very little to distinguish itself from the MSCI Korean index. In that case, we believe it is topical to ask whether shareholders are best served by the Fund's closed-end structure and discount price.

If the Fund has no performance advantage, there are few other considerations that would justify the closed-end format and the continuing large discount. At the time of the Fund's listing, limited alternatives for investors existed. After 20 years the alternatives have broadened considerably. In addition to MSCI Korea iShares, and a broad array of ADRs there is also an open-end fund available. The Fund is no longer the only choice for an investor. In fact, the Korean iShare (EWY), which tracks the MSCI Korea index closely without discount problems, is currently more popular with investors than the Fund. Over the past 12 months the dollar value of trade in Korean iShares has been consistently greater than the Fund and averaged roughly 60% more.


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The fees of the Fund exceed  other  alternatives.  The Fund's  expenses at 1.26%
compare poorly to the Korean iShare at .99%. In addition, an investor could access approximately 75% of the MSCI Korea index through Depository Receipts listed in either U.S. or London and pay no management fee whatsoever.

Indeed, investors have recently shown a preference for abandoning the closed end format. In September 2001 the shareholders of the Korean Investment Fund (KIF) voted to convert to open-end from closed-end status. (KIF subsequently liquidated due to high redemptions.)

During the Korea Fund's recent self-tender, nearly two thirds of shareholders tendered their shares for redemption - even at a five percent discount to NAV. This strong participation level is clear indication that most shareholders desire an exit at close to NAV. Ten percent proved to be a poor estimate of demand for redemption.

We conclude the following:

- The performance of the Fund is ordinary at best
- There are many alternatives to the Fund
- The Fund offers little  substantive  difference from alternatives
- Management fees of the alternatives are lower
- Most shareholders clearly desire an exit at NAV

The Fund has the size and flexibility to do far more than satisfy only one-sixth of the demand for redemption from shareholders. If the manager were skillful, then the Fund would trade at a premium, could convert to open-end status and would gather even more assets. This however is not the case; so if it is clear that the majority of investors want an exit, then conduct a 50% tender. We continue to believe that a minor tender at a discount is inadequate and certainly more in the interest of the fund manager than the shareholders.

We would be very happy to discuss these issues in further detail with the independent directors alone. If, however, we conclude that the interest of the investment manager is unduly persuading the Board, we will seriously consider taking steps necessary to remove that influence.

Sincerely,

/s/ Jeff Larson

Jeff Larson
Senior Vice President

Portfolio Manager - International Equities

cc:  Mr. Richard Hale


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